1050 – 400 Burrard Street Vancouver, British Columbia, Canada, V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
August 13, 2025	www.integraresources.com
INTEGRA REPORTS SECOND QUARTER 2025 RESULTS; CONSISTENT PERFORMANCE AND SIGNIFICANT CAPITAL INVESTMENT AT FLORIDA CANYON GOLD MINE
Vancouver, British Columbia – Integra Resources Corp. (“Integra” or the “Company”) (TSX: ITR; NYSE American: ITRG) is pleased to announce financial and operating results for the three months ended June 30, 2025 (the “second quarter” or “Q2 2025”). The Company will host a conference call to discuss second quarter 2025 results on Thursday, August 14, 2025 at 11:00 AM Eastern Time / 8:00 AM Pacific Time.
(All amounts expressed in United States (“U.S.”) dollars unless otherwise stated)
Second Quarter 2025 Highlights:
•Mined 3,074,440 tonnes of ore and 2,966,291 tonnes of waste at a strip ratio of 0.96 at the Florida Canyon Mine (“Florida Canyon”). The resulting mining rate for the quarter was 33,785 tonnes per day (“tpd”), a 1% increase from Q1 2025.
•Florida Canyon produced 18,087 gold ounces and sold 18,194 gold ounces at a record average realized price of $3,332 per gold ounce.
•Record quarterly revenue of $61.1 million which exceeded Q1 2025 revenue of $57.0 million.
•Record mine operating earnings of $25.2 million, representing a 41% operating margin(1), which exceeded the $15.5 million and 27% operating margin achieved in Q1 2025.
•Adjusted earnings(1) of $11.8 million, or $0.07 per share, which exceeded the $4.4 million, or $0.03 per share in Q1 2025.
•Net earnings were $10.6 million, or $0.06 earnings per share, compared to $1.0 million, or $0.01 earnings per share, in Q1 2025.
•Cash costs(1) of $1,849 per gold ounce sold decreased from $2,016 in Q1 2025. H1 2025 cash costs of $1,936 per gold ounce were slightly higher than the Company's guidance range of $1,800 to $1,900 per gold ounce but are expected to remain within guidance for the year.
•Mine-site all-in sustaining costs(1) (“AISC”) increased to $2,641 per gold ounce, up from $2,342 per gold ounce in Q1 2025 due to $8.2 million in planned sustaining capital expenditures related to equipment refurbishments, capitalized stripping, and heap leach pad expansions. Increased sustaining capital for the quarter is consistent with the Company’s commitment to re-invest into Florida Canyon in 2025 and 2026 to ensure long-term profitability. H1 2025 mine-site AISC of $2,486 per gold ounce is within the guidance range of $2,450 to $2,550 per gold ounce.
•Operating cash flow of $16.3 million, increased from $16.1 million in Q1 2025 largely from higher metal prices. Operating cash flow before changes in working capital(1) in the quarter was $16.6 million. Both figures are net of the payment of income taxes, which totaled $1.7 million.
•Free cash flow(1) generation was $2.1 million, or $0.01 per share, for the quarter.
•Ended the quarter with cash and cash equivalents of $63.0 million, an increase of 3% from $61.1 million at the end of Q1 2025.

(1)Refer to the “Non-GAAP Financial Measures” disclosure at the end of this news release and associated MD&A for a description and calculation of these measures.
George Salamis, President, CEO and Director of Integra commented: “We are pleased to report consistent gold production from Florida Canyon and positive financial results from the Company for the second quarter of 2025. Florida Canyon continues to deliver on our expectations, generating meaningful cash flow to fund significant re-investment into the mine, while also supporting the Company’s broader growth strategy. Integra’s growing cash balance ideally positions the Company to complete important mine-site capital projects at Florida Canyon including, heap leach pad expansions, capitalized stripping, growth drilling, and mining fleet additions and enhancements. The Company plans to invest over ~$55 million into Florida Canyon this year aimed at near-term improvements and positioning the mine for long-term growth and profitability. The focus for the remainder of 2025 continues to be capital investment and growth at Florida Canyon, permitting advancement and a feasibility study for DeLamar, and continued de-risking activities and advanced study work at Nevada North.”
Financial and Operating Highlights
Unit abbreviations in tables: kt = thousand tonnes, g/t = grams per tonne, Au = gold, oz = troy ounce, $000s = thousands of U.S. dollars, $/sh = U.S. dollars per share, $/oz = U.S. dollars per gold ounce, $/oz sold = U.S. dollars per gold ounce sold.

		Three months ended June 30,	Six months ended June 30,
Operating Highlights	Unit	2025	2025
Ore mined	kt	3,074	6,096
Waste mined	kt	2,966	4,765
Crushed ore to pad	kt	1,882	3,646
Run of mine ore to pad	kt	1,275	2,474
Total placed	kt	3,157	6,120
Processed grade	g/t	0.21	0.22
Recovery	%	60.5%	60.4%
Gold produced	oz	18,087	37,410
Gold sold	oz	18,194	37,734

		Three months ended June 30,	Six months ended June 30,
Financial Highlights	Unit	2025	2025
Revenue	$000s	61,072	118,097
Cost of sales	$000s	(35,862)	(77,403)
Mine operating earnings	$000s	25,210	40,694
Earnings for the period	$000s	10,642	11,625
Earnings per share (basic)	$/share	0.06	0.07
Adjusted earnings for the period(1)	$000s	11,772	16,206
Adjusted earnings per share (basic)(1)	$/share	0.07	0.10
Operating cash flow	$000s	16,305	32,037
Operating cash flow per share (basic)	$/share	0.10	0.19
Free cash flow(1)	$000s	2,111	11,824
Free cash flow per share (basic)	$/share	0.01	0.07
Cash costs(1)	$/oz sold	1,849	1,936
Mine-site AISC(1)	$/oz sold	2,641	2,486
Total AISC(1)	$/oz sold	2,777	2,605
(1)Non-GAAP financial measure. Refer to the “Non-GAAP Financial Measures” section of this news release.

Financial Position		June 30, 2025	December 31, 2024
Cash and cash equivalents	$000s	$63,033	$52,190
Working capital(1)	$000s	$60,112	$64,403
(1)Non-GAAP financial measure. Refer to the “Non-GAAP Financial Measures” section of this news release.

Mining
In Q2 2025, the Company mined 3,074,440 tonnes of ore from its open pit operations at Florida Canyon, a 2% increase compared to the 3,021,457 tonnes mined in Q1 2025. The Company also mined 2,966,291 tonnes of waste during the quarter, resulting in a strip ratio of 0.96, up from 1,798,502 tonnes of waste and a strip ratio of 0.60 in Q1 2025. The higher strip ratio in Q2 2025 reflects increased capitalized waste stripping aligned with the Company’s re-investment strategy at Florida Canyon, as outlined in its 2025 guidance. Mining rates increased in Q2 2025 compared to Q1 2025, driven by improved mechanical availability of haul trucks resulting from the addition of rental units and optimized haul routes.
In H1 2025, the Company mined a total of 6,095,897 tonnes of ore and 4,764,792 tonnes of waste, resulting in a strip ratio of 0.78. Mining rates are expected to remain elevated in H2 2025 due to continued waste stripping in higher pits, and increased run-of-mine (“ROM”) tonnes placed. This is consistent with the Company's full year guidance.
Production
In Q2 2025, Florida Canyon produced 18,087 ounces of gold, compared to 19,323 ounces in Q1 2025. Q2 2025 production was lower than Q1 2025 due to a one-time efficiency improvement project that added approximately 2,000 ounces in Q1 2025. Consistent production was supported by the recovery of gold ounces placed on the Phase IIIa heap leach pad during the first half of 2025, as well as residual ounces leached from Phase I and II heap leach pads. During the second quarter 2025 construction of the Phase IIIb heap leach pad at Florida Canyon was initiated, with commissioning expected in late 2025.
During H1 2025 Florida Canyon produced 37,410 ounces of gold, in line with the annual guidance of 70,000 to 75,000 gold ounces. H2 2025 will benefit from higher ounces placed as ROM tonnes increases and from improved grades from the North Pit. Additionally, we expect continued recovery of residual ounces from Phase I and II heap leach pads.
Average process recoveries in the quarter of 60.5% Au, were slightly improved from the 60.4% Au achieved in Q1 2025. Average process recoveries in H1 2025 of 60.4% Au, were in line with expectations.
Capital
In Q2 2025, the Company invested $14.2 million in sustaining capital, bringing total H1 2025 spending to $20.2 million. This reflects the Company's continued commitment to reinvesting in Florida Canyon through new leach pad construction, increased capital stripping, and mobile equipment refurbishments.
The Company also invested $0.8 million in non-sustaining growth capital during both Q2 2025 and year-to-date periods. This spending was focused on testing lateral extensions and in-pit infill drilling, as well as a nominal amount of waste dump drilling. These expenditures are in line with the Company's 2025 guidance.
Cash Costs and Mine-site AISC
Cash costs averaged $1,849 per gold ounce in Q2 2025 and $1,936 per gold ounce for the first half of the year. Mine-site AISC averaged $2,641 per gold ounce in Q2 2025 and $2,486 per gold ounce for H1 2025, aligning with the Company's 2025 AISC guidance of $2,450 to $2,550 per ounce.
Exploration & Growth
In Q2 2025, the Company initiated a resource growth-focused drill program at Florida Canyon, completing approximately 5,700 meters of drilling by the end of June. The 2025 program was originally designed for approximately 10,000 meters of reverse circulation (“RC”) drilling focused on three key areas: (1) evaluating near-surface oxide potential from historical waste areas; (2) expanding in-situ resources between existing open pits; and (3) testing lateral extensions and conducting in-pit infill drilling. The program is specifically designed to support resource and reserve growth and extend mine life at Florida Canyon. The Company intends to release an updated mineral reserve and resource estimate and an updated life-of-mine plan in H1 2026.

Following the initial success of the drilling, the scope of the program was expanded by approximately 6,000 meters to a total of approximately 16,000 meters, with a focus on historical waste areas.
Program expenditures totaled $1.1 million in Q2 2025 and $1.2 million year-to-date.
Selected Q2 2025 Financial Results
Revenue
In Q2 2025, the Company sold 18,194 ounces of gold at average realized prices of $3,332 per ounce of gold generating record revenue of $61.1 million, compared to 19,540 ounces at average realized prices of $2,888 per ounce in Q1 2025, resulting in revenues of $57.0 million.
Net Earnings
Q2 2025 net earnings of $10.6 million, or $0.06 per share, increased compared to net earnings of $1.0 million, or $0.01 per share in Q1 2025. Net earnings in the quarter were driven by higher realized gold prices which were partially offset by higher taxes driven by improved profitability.
Q2 2025 adjusted earnings of $11.8 million, or $0.07 per share, increased compared to adjusted earnings of $4.4 million or $0.03 per share in Q1 2025. This increase was primarily related to $9.7 million in higher mine operating earnings, partially offset by $2.1 million in reduced transaction and integration costs incurred and $1.2 million in reduced unrealized losses on derivatives.
Cash Flow
In Q2 2025, cash flow generated by operating activities was $16.3 million, or $0.10 per share, an increase compared to $15.7 million, or $0.09 per share, in Q1 2025. Operating cash flow before changes in working capital was $16.6 million or $0.10 per share which compares to $12.3 million or $0.07 per share in Q1 2025.
During the quarter, the Company remitted $1.7 million in tax installments that will be attributable to 2025 payable income taxes. Year-to-date tax payments also totaled $1.7 million.
During the quarter, the Company made payments of $15.0 million for mineral properties, plant and equipment and leases of which $14.2 million was related to sustaining capital expenditures and the remainder related to non-sustaining capital expenditures at Florida Canyon. This increased from $6.0 million of payments made for mineral property, plant and equipment and leases in Q1 2025.
Q2 2025 free cash flow was $2.1 million, or $0.01 per share.
Financial Position
As at June 30, 2025, the Company had a cash and cash equivalent balance of $63.0 million, an increase of $1.9 million from $61.1 million at the end of Q1 2025. The Company also has $15.0 million drawn and $5.0 million undrawn on its convertible debt facility as at June 30, 2025.
The Company’s working capital was $60.1 million on June 30, 2025, reflecting a $3.7 million decrease from March 31, 2025. This decrease was mainly due to the increase in the revaluation of the debt derivative conversion feature and decrease in inventories, partially offset by a build-up in cash from strong operating results.
Development Projects
In Q2 2025, the Company continued to advance and de-risk its flagship development asset, the DeLamar Project (“DeLamar”) located in Idaho. The Mine Plan of Operation for DeLamar is currently under review by the U.S. Bureau of Land Management (“BLM”) and cooperating Federal and State agencies. A favorable Determination of Completeness by the BLM will be followed by an environmental review of DeLamar in accordance with the National Environmental Policy Act. The Company expects the environmental review for DeLamar to commence in H2 2025. Concurrently, Integra will work with Federal, State and Local regulatory authorities to obtain all necessary permits for mine construction, operations, and reclamation.

During the quarter, the Feasibility Study for DeLamar was further advanced with mine planning refinements, which include optimizing pit sizing and sequencing to develop the final mine plan for the study. Operating and capital cost estimates will be finalized following the final mine plan. The Feasibility Study results are expected to be released in H2 2025.
During the quarter the Company also advanced the Nevada North Project (“Nevada North”), which consists of the Wildcat Deposit (“Wildcat”) and the Mountain View Deposit (“Mountain View”). At Wildcat, metallurgical and humidity cell testing is being completed on core gathered through previous drilling campaigns. The environmental analysis for the Exploration Plan of Operations (“EPO”) for Wildcat is complete, indicating a Finding of No Significant Impact (“FONSI”), and decision documentation will be complete pending a Memorandum of Agreement with the State Historical Preservation Office and Tribal governments. The Reclamation Permit from Nevada Division of Environmental Protection (“NDEP”) Bureau of Mining Regulation and Reclamation (“BMRR”) is also in process and anticipated in H2 2025. Hydrological drilling at Wildcat is expected to be completed in H2 2025, initiated under an existing approved Notice of Intent, and completed under additional pending EPO approvals.
Environmental analysis for the Mountain View EPO has also been completed. A Final Environmental Assessment is expected to be published shortly. The NDEP BMRR Reclamation Permit is also expected to be completed imminently.
External affairs efforts for the quarter at the Company’s development projects were focused on regional outreach in Nevada and Idaho, along with federal engagement in Washington, D.C. Following several years of focused engagement on various aspects of the DeLamar Project design, several stakeholder-informed refinements are being incorporated into the Mine Plan of Operations.
Health, Safety and Environment
Integra experienced zero fatalities and zero lost time incidents in Q2 2025 and for the first six months of 2025. Two Mine Safety and Health Administration reportable injuries occurred at Florida Canyon in Q2 2025, which brings the year to date total to four. The 2025 total recordable incident frequency rate ("TRIFR") at Florida Canyon is 1.89.
Integra experienced zero reportable environmental spills in Q2 2025 and for the first six months of 2025. The Company experienced zero other environmental non-compliances in Q2 2025, which leaves the total reportable non-compliances at two for the first six months of 2025.
Financial Statements
Integra’s consolidated financial statements and management’s discussion and analysis as at and for the three and six months ended June 30, 2025, are available on the Company’s website at www.integraresources.com, and under the Company’s profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Hard copies of the financial statements are available free of charge upon written request to info@integraresources.com.
Q2 2025 Conference Call and Webcast Details
The Company will host a conference call and webcast on Thursday, August 14, 2025 at 11:00 AM Eastern Time / 8:00 AM Pacific Time to review its financial and operating results for the second quarter of 2025. Details for the conference call and webcast are included below.
Dial-In Numbers / Webcast:
Conference ID: 2435675
Toll Free: (800) 715-9871
Toll: +1 (646) 307-1963
Webcast: https://events.q4inc.com/attendee/915207495

About Integra Resources Corp.
Integra is a growing precious metals producer in the Great Basin of the Western United States. Integra is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada. Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environmental, social, and governance practices.
ON BEHALF OF THE BOARD OF DIRECTORS
George Salamis
President, CEO and Director
CONTACT INFORMATION
Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: +1 (604) 416-0576
Qualified Person
The scientific and technical information contained in this news release has been reviewed and approved by Gregory Robinson (P.E., SME Registered Member), Integra’s General Manager of the Florida Canyon Mine. Mr. Robinson is a “qualified person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).
Non-GAAP Financial Measures
Management believes that the following non-GAAP financial measures will enable certain investors to better evaluate the Company's performance, liquidity, and ability to generate cash flow. These measures do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently.
Average realized gold price
Average realized gold price per ounce is calculated by dividing the Company’s gross revenue from gold sales for the relevant period by the gold ounces sold, respectively. The Company believes the measure is useful in understanding the gold prices realized by the Company throughout the period. The following table reconciles revenue and gold sold during the period with average realized prices:

	Three months ended June 30,	Six months ended June 30,
	2025	2025
Gold revenue	$60,620	$117,050
Gold ounces sold during the period	18,194	37,734
Average realized gold price (per oz sold)	$3,332	$3,102

Capital expenditures
Capital expenditures are classified into sustaining capital expenditures or non-sustaining capital expenditures depending on the nature of the expenditure. Sustaining capital expenditures are those required to support current production levels. Non-sustaining capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase production or extend mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of AISC.
The following table reconciles payments for mineral properties, plant and equipment, and equipment leases to sustaining and non-sustaining capital expenditures:

	Three months ended June 30,	Six months ended June 30,
	2025	2025
Payments for mineral properties, plant and equipment	$13,004	$16,789
Payments for equipment leases	2,007	4,241
Total capital expenditures	15,011	21,030
Less: Non-sustaining capital expenditures	(817)	(817)
Sustaining capital expenditures	$14,194	$20,213
Free cash flow
Free cash flow, a non-GAAP financial metric, subtracts sustaining capital expenditures from net cash provided by operating activities, serving as a valuable indicator of our capacity to generate cash from operations post-sustaining capital investments. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS Accounting Standard measure:

	Three months ended June 30,	Six months ended June 30,
	2025	2025
Operating cash flow (1)	$16,305	$32,037
Less: sustaining capital expenditures	(14,194)	(20,213)
Free cash flow	$2,111	$11,824
Free cash flow per share (basic)	$0.01	$0.07
Weighted average shares outstanding (basic)	168,930	168,820
Working capital
Working capital is calculated as current assets less current liabilities. The Company uses working capital as a measure of the Company’s operational efficiency and short-term financial health.
Operating margin
Operating margin is calculated as mine operating earnings divided by revenue. The Company uses Operating Margin as a measure of the Company's profitability. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS Accounting Standard measure:

	Three months ended June 30,	Six months ended June 30,
	2025	2025
Revenue	$61,072	$118,097
Mine operating earnings	25,210	40,694
Operating margin	41%	34%

Operating cash flow before change in working capital
The Company uses operating cash flow before change in working capital to determine the Company’s ability to generate cash flow from operations, and it is calculated by adding back the change in working capital to operating cash flow as reported in the consolidated statements of cash flows.

	Three months ended June 30,	Six months ended June 30,
	2025	2025
Operating cash flow (1)	$16,305	$32,037
Add: change in working capital	297	(3,135)
Operating cash flow before change in working capital	$16,602	$28,902
Operating cash flow per share (basic)	$0.10	$0.19
Operating cash flow before change in working capital per share (basic)	$0.10	$0.17
Weighted average shares outstanding (basic)	168,930	168,820
Cash costs
Cash costs are a non-GAAP financial metric which includes production costs, and government royalties. Management uses this measure to monitor the performance of its mining operation and ability to generate positive cash flow on a site basis.
AISC
All-in sustaining costs, a non-GAAP financial measure, starts with cash costs and includes general and administrative costs, reclamation accretion expense and sustaining capital expenditures. Management uses this measure to monitor the performance of its mining operation and ability to generate positive cash flow on an overall company basis.
Cash costs and AISC are calculated as follows:

	Three months ended June 30,	Six months ended June 30,
	2025	2025
Production costs	$28,299	$62,781
Royalties and excise taxes	4,185	7,917
Fair value adjustment to production costs on sale of acquired inventories	1,615	3,385
Less: Silver revenue	(452)	(1,047)
Total cash costs	33,647	73,036
Reclamation accretion expense	210	567
Sustaining capital expenditures	14,194	20,213
Mine-site AISC	$48,051	$93,816
General and administrative expenses	$1,862	$3,536
Total AISC	$49,913	$97,352
Gold ounces sold (oz)	18,194	37,734
Cash costs (per Au sold)	$1,849	$1,936
Mine-site AISC (per Au sold)	$2,641	$2,486
AISC (per Au sold)	$2,777	$2,605

Adjusted earnings
Adjusted earnings and adjusted basic earnings per share (collectively, "Adjusted Earnings") are presented to remove items that are unrelated to ongoing operations. These metrics do not have a standardized definition under IFRS Accounting Standards and should not be considered as a substitute for results prepared in accordance with IFRS Accounting Standards. Other companies may calculate Adjusted Earnings differently. Adjusted Earnings excludes the tax-effected impact of transaction and integration costs, unrealized gains and losses on foreign currency derivative contracts, gains or losses from the disposal of mineral properties, plant and equipment, and deferred taxes.

	Three months ended June 30,	Six months ended June 30,
	2025	2025
Net earnings	$10,642	$11,625
Increase (decrease) due to:
Transaction and integration costs	36	2,131
Fair value adjustment to production costs on sale of acquired inventories	(1,615)	(3,385)
Unrealized losses (gains) on derivatives	1,888	4,971
Mineral properties, plant and equipment losses (gains)	15	51
Deferred tax expense	806	813
Adjusted earnings	11,772	16,206
Weighted average shares outstanding (in 000's) Basic	168,930	168,820
Adjusted basic earnings per share	$0.07	$0.10
Forward-looking Statements
Certain information set forth in this news release contains “forward‐looking statements” and “forward‐looking information” within the meaning of applicable Canadian securities legislation and in applicable United States securities law (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the planned exploration, development and mining activities and expenditures of the Company, including estimated production, cash costs, all-in sustaining costs, and capital expenditures, the future cash flows from operations, net debt and financial results benefits results from work performed to date; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the development, operational and economic results of economic studies on the Company's projects, including cash flows, revenue potential, development, capital and operating expenditures, development costs and timing thereof, extraction rates, production, life of mine projections and cost estimates; magnitude or quality of mineral deposits; anticipated advancement of permitting, optimization and the mine plans for the the Company's projects, as applicable; exploration expenditures, costs and timing of the development of new deposits; underground exploration potential; costs and timing of future exploration; the completion and timing of future development studies; estimates of metallurgical recovery rates; anticipated advancement of the Company's projects and future exploration prospects; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; relationships with local communities; the timing and possible outcome of pending regulatory matters; the realization of the expected economics of the Company's projects; future growth potential of the Company's projects; and future development plans. Forward-looking statements are often identified by the use of words such as “may”, “will”, “could”, “would”, “anticipate”, ‘believe”, “expect”, “intend”, “potential”, “estimate”, “budget”, “scheduled”, “plans”, “planned”, “forecasts”, “goals” and similar expressions.
Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Assumptions and factors include: the Company’s ability to complete its planned exploration and development programs; the absence of adverse conditions at the Projects; satisfying ongoing covenants under the Company’s loan facilities; no unforeseen operational delays; no material delays in obtaining necessary permits; results of independent engineer technical reviews; the possibility of cost overruns and unanticipated costs and expenses; the price of gold remaining at levels that continue to render the Projects economic, as applicable; the Company’s ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; risks related to local communities; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and other factors beyond the Company’s control and as well as those factors included herein and elsewhere in the Company’s public disclosure. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra’s Annual Information Form dated March 26, 2025 for the fiscal year ended December 31, 2024, which is available on the SEDAR+ issuer profile for the Company at www.sedarplus.ca and available as Exhibit 99.1 to Integra’s Form 40-F, which is available on the EDGAR profile for the Company at www.sec.gov.
Investors are cautioned not to put undue reliance on forward-looking statements. The forward-looking statements contained herein are made as of the date of this news release and, accordingly, are subject to change after such date. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. Investors are urged to read the Company’s filings with Canadian securities regulatory agencies, which can be viewed online under the Company’s profile on SEDAR+ at www.sedarplus.ca.
Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves
NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) and resource information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC’s reporting and disclosure requirements.
Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.